

INTERNATIONAL ALLIANCE OF THEATRICAL STAGE EMPLOYEES, MOVING PICTURE TECHNICIANS, ARTISTS AND ALLIED CRAFTS OF THE UNITED STATES, ITS TERRITORIES AND CANADA

Affiliated with the AFL-CIO, CLC

M E M O R A N D U M

TO: David L. Orlic, Esq.
        Special Counsel
        United States Securities and Exchange Commission
        Division of Corporation Finance
        Office of Mergers & Acquisitions

FROM: Andrew Kahn
        Associate West Coast Counsel
        IATSE

DATE: April 26, 2016

RE: Data You Requested re Pill Frequency

Confirmation below that most companies do not have pills. Thanks for your consideration.

From https://www.issgovernance.com/whats-really-hot-quickscore-analysis-2015s-real-governance-trends/ -

> Common Wisdom: Poison pill adoptions are on the rise in response to the white-hot M&A market.
>
> Reality: Boards have not rushed out to adopt rights plans in response to the massing M&A action. In fact, nearly all listed companies are doing away with poison pills entirely. As of Dec. 31 of last year, only 19 companies in the S&P 500, and 175 in the rest of the R3000, maintained any sort of poison pill, shareholder approved or not. Over the course of 2015, there was a 1.6 percentage point drop in the number of companies with a pill in place in the S&P 500, and a 2.6 percentage point drop in companies with a pill in the R3000. These numbers are more substantial considering how few companies maintained pills at the beginning of 2015.